UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Moonstone Nutrition, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    March 7, 2019

Physical address of issuer
6425 Living Place, Suite 200, Pittsburgh, PA 15206

Website of issuer
https://www.moonstonenutrition.com

Current number of employees
3

	Most recent fiscal year-end (2024)	**Prior fiscal year-end (2023)**
Total Assets	$518,930	$814,067
Cash & Cash Equivalents	$92,239	$114,954
Accounts Receivable	$77,102	$78,709
Short-term Debt	$339,448	$59,448
Long-term Debt	$292,063	$284,838
Revenues/Sales	$1,934,497	$1,930,901
Cost of Goods Sold	$1,232,154	$1,148,114
Taxes Paid	$0	$0
Net Income	-$727,358	-$866,918

April 28, 2025

FORM C-AR

Moonstone Nutrition, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Moonstone Nutrition, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.moonstonenutrition.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made in this Form C-AR or any documents incorporated by reference herein speaks only as of the date of this for C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as mat be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Moonstone Nutrition, Inc. (the "Company" or "Moonstone Nutrition") is a corporation organized under the laws of the state of Delaware on March 7, 2019.

The Company is located at 6425 Living Place, Suite 200, Pittsburgh, PA 15206.

The Company's website is https://www.moonstonenutrition.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Moonstone Nutrition specializes in nutraceutical and supplement products aimed at improving kidney health and preventing associated chronic diseases. The Company's business model consists primarily of direct-to-consumer sales focused on individuals at risk for or suffering from kidney stones or in the early stages of chronic kidney disease (CKD). The Company's products include a patented alkali citrate formula.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Force majeure events can have a significant effect on our business operations and revenue projections.

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics like COVID-19, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

The amount of capital the Company raised in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Substantial disruption to production at our third-party manufacturers', or our suppliers' facilities could occur.

A disruption in production at our third-party manufacturers' facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The prices of our ingredients, packaging materials and freight are subject to fluctuations attributable to, among other things, changes in supply and demand. The sales prices to our customers are a delivered price. Therefore, changes in our input and shipping costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced or other value offerings which may adversely affect our results of operations. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

We may not be able to effectively execute our e-commerce business.

We sell our products over the Internet on our website, www.moonstonenutrition.com, and Amazon.com, which represent a significant percentage of our overall sales. The success of the e-commerce business depends on our investment in these platforms, consumer preferences and buying trends relating to e-commerce and our ability to both maintain the continuous operation of our online and fulfillment operations and provide a shopping experience that will generate orders and return visits to our platforms.

We are also vulnerable to certain additional risks and uncertainties associated with our e-commerce business, including: changes in required technology interfaces; website downtime and other technical failures; costs and technical issues associated with website software, systems and technology investments and upgrades; data and system security; system failures, disruptions and breaches and the costs to address and remedy such failures, disruptions or breaches; computer viruses; and changes in and compliance with applicable federal and state regulations. In addition, our efforts to remain competitive with technology trends, including the use of new or improved technology, creative user interfaces and other e-commerce marketing tools such as paid search and mobile applications, among others, may increase our costs and may not increase sales or attract consumers. Our failure to successfully respond to these risks and uncertainties might adversely affect our e-commerce sales, as well as damage our reputation or brands.

In addition, the success of our e-commerce business depends on the timely delivery of our products to our customers. The timely delivery of our products to our customers requires that our supply chain process has adequate capacity to support the current level of e-commerce orders and any anticipated increased levels that may occur as a result of the growth of our e-commerce business. If we encounter any supply chaing difficulties or production shut downs for any reason, including as a result of a fire or other natural disaster, we could face shortages of inventory, resulting in delivery delays and dissatisfaction from our customers. Any of these issues could harm our business and reputation.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

As we expand our business, protecting our intellectual property will become increasingly important.

The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management' s attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our products, we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences may result in the need for our products to change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

The Company is dependent on its management team, and the loss of one or more members could harm the business and prevent the Company from implementing its business plan in a timely manner.

Our success depends substantially upon the continued services of our management team, Chief Executive Officer, Salim Rayes, Chief Operating Officer, Noman Khan, and VP of Marketing, Anya Sarkisov. The Company has entered into employment agreements with Mr. Rayes, Mr. Khan, and Ms. Sarkisov. The unexpected loss of Mr. Rayes, Mr. Khan, or Ms. Sarkisov could harm the Company's business, financial condition, cash flow or results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in the industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Through third party service providers, we indirectly collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Evolving tax, environmental and safety or other regulations or failure to comply with existing licensing, labeling, trade and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, both within and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities laws in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

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BUSINESS

Description of the Business

Moonstone Nutrition specializes in nutraceutical and supplement products aimed at improving kidney health and preventing associated chronic diseases.

The Company sells its products primarily direct-to-consumer via ecommerce channels including Amazon.com and the Company's website.

The Company was initially organized as Dr. Arnie's Inc. but changed its name to Moonstone Nutrition Inc. on May 5, 2022.

Business Plan

The Company stands out due to its unique, science-based formulations developed by leading physicians, a significant white space opportunity in the over the counter (OTC) kidney health market, and a comprehensive digital and traditional marketing strategy aimed at both consumers and healthcare professionals.

The Company has successfully launched a range of over-the-counter kidney health products, including powder drinks and capsules, backed by patented formulations and clinical studies.

Moonstone Nutrition's efforts for the next few years will be focused on expanding market share, growing our distribution both domestically and internationally, and launching new products to support renal health. The Company has identified several new product launches aimed at solidifying the Company's position as a leader in the kidney health and renal categories.

The Company's Products

The Company's Stone Stopper product line includes capsules and powder drinks in 4 delicious flavors. The product line is designed to accommodate various consumer preferences.

The Company takes a balanced approach to reach and educate the market, engaging both healthcare professionals and consumers directly. Through education initiatives aimed at doctors, especially urologists and nephrologists, the Company has garnered their support and endorsement.

The Company launched a new capsule product in March 2025, Chanca Piedra Plus, a formula that combines the clinically studied benefits of alkali citrate with the power of Chanca Piedra to help maintain kidney function, mineral balance, and kidney clarity.

Industry

Kidney stones signal a high risk of recurrence and an increased risk of Chronic Kidney Disease (CKD), with studies showing a 50% chance of experiencing another stone withing 5-7 years and a lifetime recurrence rate of 60-80%. The combined population of 33 million people with kidney stones and 49 million with CKD highlights a $2 billion market opportunity in kidney health.

Moonstone Nutrition targets individuals seeking to prevent kidney stones and enhance kidney function, focusing on chronic sufferers who face multiple stones annually and frequent emergency visits. With over 1.2 million ER visits yearly for kidney stones, half by first-time sufferers, Moonstone Nutrition caters to a motivated customer base looking for effective prevention and management solutions.

Competition

Moonstone Nutrition's major competitors include Litholyte, Kidney COP, Chanca Piedra, and generic prescription potassium citrate pills. Unlike these competitors, Moonstone Nutrition offers a higher dosage of alkali citrate per serving at a lower daily cost, backed by clinical studies, and in multiple consumer-friendly formats (powder packets, capsules). This unique positioning, combined with the Company's patented formula and focus on education and awareness, differentiates Moonstone Nutrition from other products in the market.

Supply Chain

Moonstone Nutrition has partnered with leading suppliers to develop a unique consumer proposition. The collaboration with key suppliers has led to several trade secrets which has allowed the Company to create a great tasting beverage with zero sugar and very few calories.

Product quality is paramount, and a strict supplier verification process is in place to ensure that all ingredients meet the highest quality standards. The products are manufactured in the USA, using co-manufacturing facilities who implement Good Manufacturing Practices (GMP) in accordance with industry standards and undergo Global Food Safety Initiative (GFSI) third party Food Safety Audit Certifications, in accordance with applicable standards issued by the Federal Drug Administration (FDA). Our partners have the capacity to support rapid scale up and meet the Company's R&D needs as the Company continue to grow.

To mitigate global disruptions in supply, the Company is actively working to develop alternate options for key ingredients to minimize any potential disruptions to Moonstone Nutrition, so the end-product experience is seamless to our valued consumers. To date, the Company has successfully managed this dynamic supply chain model and continues to build processes to proactively address any potential changes in supply chain.

Intellectual Property

Moonstone Nutrition was granted worldwide rights to use multiple patents in the U.S., Canada, Mexico, Australia, European Union, Japan, Thailand, and Vietnam for its innovative alkali citrate formula.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS AND EMPLOYEES

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Salim Rayes	Co-Founder, President, CEO, & Board Member	**Moonstone Nutrition, Inc.** Position: President, CEO & Board Member Dates of Service: March 2019 – Present Responsibilities: Directs and executes all activities of the Company either directly or through delegated authority.
Noman Khan	Co-Founder and Chief Operating Officer	**Moonstone Nutrition, Inc.** Position: Chief Operating Officer Dates of Service: January 2020 – Present Responsibilities: Manages R&D, supply chain, and innovation.
Kenneth Romanzi	Board Member and Chairman of the Board	**Moonstone Nutrition, Inc.** Position: Board Member & Chairman of the Board Dates of Service: September 2021 – Present Responsibilities: Serves as Chairman of the Board. **Lotus Beverage Alliance** Position: Chairman of the Board Dates of Service: October 2022 – Present Responsibilities: Serves as Chairman of the Board. **Wyandot Snacks** Position: Board Director Dates of Service: January 2023 – Present Responsibilities: Serves as a member of the board of directors. **Ronin Equity Partners** Position: Operating Partner Dates of Service: May 2021 – Present Responsibilities: Serves as Operating Partner. **Astara Capital Partners** Position: Strategic Advisor Dates of Service: March 2019 – Present Responsibilities: Serves as Strategic Advisor.

Abel Boon Tong, Ang	Board Member	**Moonstone Nutrition, Inc.** Position: Board Member Dates of Service: May 2022 – Present Responsibilities: Serves as a Board Member. **Advanced MedTech** Position: Non-Executive Director Dates of Service: October 2024 - Present Responsibilities: Serves as Non-Executive Director for Advanced MedTech, a significant shareholder of the Company. **Advanced MedTech** Position: CEO & Director Dates of Service: July 2014 – September 2024 Responsibilities: Served as CEO and Director for Advanced MedTech.
Arnold Sholder	Co-Founder and Board Member	**Moonstone Nutrition, Inc.** Position: Board Member Dates of Service: March 2019 – Present Responsibilities: Serves as a Board Member and helps secure prospective investors for funding rounds.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has three (3) full-time.

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CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

As of the date of this Form C-AR, the Company has issued the following outstanding securities:

Type of security	Class A Common Stock
Amount Outstanding	4,473,251
Amount Authorized	10,261,000
Voting Rights	One vote per share.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors (the "**Board**") may authorize and issue additional Class A Common Shares at a later date.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	45.14%

Type of security	Class B Common Stock
Amount Outstanding	98,559
Amount Authorized	3,635,258
Voting Rights	None.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board may authorize and issue additional Class B Common Shares at a later date.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.00%

Type of security	Series A Preferred Stock
Amount Outstanding	1,406,198
Amount Authorized	3,311,000
Voting Rights	One vote per share.
Anti-Dilution Rights	None.
Dividends	The holders are entitled to receive dividends, only when, as and if declared by the Board at the rate of 6% of the original issue price of such class of Preferred Stock for each share of Preferred Stock, prior and in preference to any declaration or payment of any other dividend.
Liquidation Rights	The Series A Preferred Stock carries a one-times (1x) non-participating liquidation preference.
Veto Rights	The holders of Preferred Stock have veto rights over certain actions of the Company.++
Preferred Director	The holders of Preferred Stock are entitled to elect one of the Company's 5 directors, whom is designated by Advanced MedTech Holdings Pte Ltd.
Preemptive Rights	Certain holders of Preferred Stock have preemptive rights to participate in future securities offerings effected by the Company.
Secondary Right of First Refusal and Co-Sale Rights	Holders of Preferred Stock have a secondary right of first refusal in the event of transfers of common stock by certain common stockholders of the Company. Additionally, holders of Preferred Stock have a co-sale right in the event certain transfers of common stock by certain key common stockholders of the Company.
Information Rights	Certain holders of Preferred Stock are entitled to information rights in excess of those provided to other stockholders, including the right to receive quarterly financial statements and the right to inspect the Company's properties and books of accounts and records.

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board may authorize and issue additional Series A Preferred Shares at a later date with the approval of certain holders of Preferred Stock.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	14.19%

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Type of security	Series A-1 Preferred Stock
Amount Outstanding	394,892
Amount Authorized	450,000
Voting Rights	One vote per share.
Anti-Dilution Rights	None.
Dividends	The holders are entitled to receive dividends, only when, as and if declared by the Board at the rate of 6% of the original issue price of such class of Preferred Stock for each share of Preferred Stock, prior and in preference to any declaration or payment of any other dividend.
Liquidation Rights	The Series A-1 Preferred Stock carries a one-times (1x) non-participating liquidation preference.
Veto Rights	The holders of Preferred Stock have veto rights over certain actions of the Company.++
Preferred Director	The holders of Preferred Stock are entitled to elect one of the Company's 5 directors, whom is designated by Advanced MedTech Holdings Pte Ltd.
Preemptive Rights	Certain holders of Preferred Stock have preemptive rights to participate in future securities offerings effected by the Company.
Secondary Right of First Refusal and Co-Sale Rights	Holders of Preferred Stock have a secondary right of first refusal in the event of transfers of common stock by certain common stockholders of the Company. Additionally, holders of Preferred Stock have a co-sale right in the event certain transfers of common stock by certain key common stockholders of the Company.
Information Rights	Certain holders of Preferred Stock are entitled to information rights in excess of those provided to other stockholders, including the right to receive quarterly financial statements and the right to inspect the Company's properties and books of accounts and records.

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board may authorize and issue additional Series A-1 Preferred Shares at a later date with the approval of certain holders of Preferred Stock.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.98%

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Type of security	Series A-2 Preferred Stock
Amount Outstanding	1,856,310
Amount Authorized	2,000,000
Voting Rights	One vote per share.
Anti-Dilution Rights	None.
Dividends	The holders are entitled to receive dividends, only when, as and if declared by the Board at the rate of 6% of the original issue price of such class of Preferred Stock for each share of Preferred Stock, prior and in preference to any declaration or payment of any other dividend.
Liquidation Rights	The Series A-2 Preferred Stock carries a one-times (1x) non-participating liquidation preference.
Veto Rights	The holders of Preferred Stock have veto rights over certain actions of the Company.++
Preferred Director	The holders of Preferred Stock are entitled to elect one of the Company's 5 directors, whom is designated by Advanced MedTech Holdings Pte Ltd.
Preemptive Rights	Certain holders of Preferred Stock have preemptive rights to participate in future securities offerings effected by the Company.
Secondary Right of First Refusal and Co-Sale Rights	Holders of Preferred Stock have a secondary right of first refusal in the event of transfers of common stock by certain common stockholders of the Company. Additionally, holders of Preferred Stock have a co-sale right in the event certain transfers of common stock by certain key common stockholders of the Company.
Information Rights	Certain holders of Preferred Stock are entitled to information rights in excess of those provided to other stockholders, including the right to receive quarterly financial statements and the right to inspect the Company's properties and books of accounts and records.

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board may authorize and issue additional Series A-2 Preferred Shares at a later date with the approval of certain holders of Preferred Stock.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	18.73%

[++] The approval of holders of a majority of the outstanding Preferred Stock is required for the following actions, amount other actions: (i) amending or altering the Company's Certificate of Incorporation in a manner adverse to the rights of the Preferred Stock, (ii) effecting a liquidation, IPO, dissolution, merger, consolidation or certain other corporate transactions at a valuation of less than $40,000,000, and (iii) subject to certain exceptions, repurchase, redeem, pay or declare dividends on any shares of capital stock of the Company.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Common Stock Options
Amount Outstanding	1,680,900
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	--
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Exercise of outstanding options will result in the issuance of equity units of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	16.96%

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Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Creditor	TriState Capital Bank
Amount Outstanding	$200,000.00
Interest Rate and Amortization Schedule	A rate per annum equal to (a) One Month Term SOFR for such calculation plus (b) the Term SOFR Adjustment. "SOFR" means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator. "SOFR Administrator" means the Federal Reserve Bank of New York (or a successor of the secured overnight financing rate). "One Month Term SOFR" means the Term SOFR Reference Rate for a period of one month, as such rate is published by the Term SOFR Administrator. "One Month Term SOFR Adjustment" means a percentage equal to 0.11448% per annum. "Term SOFR Administrator" means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Creditor in its reasonable discretion). "Term SOFR Reference Rate" means the forward-looking term rate based on SOFR. If at any time for any reason, the Term SOFR Administrator fails to publish the One Month Term SOFR, the One Month Term SOFR rate shall be determined by Creditor from an alternate, independent source available to Creditor.
Description of Collateral	The collateral was pledged by Arnold Sholder, Co-Founder and Board Member.
Other Material Terms	The agreement is a line of credit for the principal amount equal to the lesser of (i) $250,000 or (ii) the Maximum Advance Value of the securities, investments, or assets in the Brokerage Account comprising the Collateral.
Maturity Date	The Revolving Line of Credit will continue until the earlier of (i) the Company pays off the entire balance of principal, interest and any fees or other charges dues under the agreement and the Company notifies the Creditor in writing that it cancels the Credit Line, or (ii) the Creditor demands repayment of the Credit Line.

Creditor	Arnold Sholder
Amount Outstanding	$25,000.00
Interest Rate and Amortization Schedule	5.26% / Balloon
Description of Collateral	None: Unsecured
Other Material Terms	The Company may elect, at its sole option upon closing of certain financing events and corporate transactions, and subject to the receipt of requisite approvals, to convert the note into a certain number of equity securities of the Company based upon a formula set forth in such note.
Maturity Date	December 26, 2025

Creditor	David Goldfarb & Lisa Saiman
Amount Outstanding	$25,000.00
Interest Rate and Amortization Schedule	5.26% / Balloon
Description of Collateral	None: Unsecured
Other Material Terms	The Company may elect, at its sole option upon closing of certain financing events and corporate transactions, and subject to the receipt of requisite approvals, to convert the note into a certain number of equity securities of the Company based upon a formula set forth in such note.
Maturity Date	December 26, 2025

Creditor	RoseAnnDale, LLC
Amount Outstanding	$175,000.00
Interest Rate and Amortization Schedule	2.89% / Balloon
Description of Collateral	None: Unsecured
Other Material Terms	N/A
Maturity Date	March 6, 2029

Creditor	Martin A. Sholder Revocable Trust
Amount Outstanding	$75,000.00
Interest Rate and Amortization Schedule	2.89% / Balloon
Description of Collateral	None: Unsecured
Other Material Terms	N/A
Maturity Date	March 6, 2029

Creditor	Arnold Sholder
Amount Outstanding	$30,000.00
Interest Rate and Amortization Schedule	5.26% / Balloon
Description of Collateral	None: Unsecured
Other Material Terms	The Company may elect, at its sole option upon closing of certain financing events and corporate transactions, and subject to the receipt of requisite approvals, to convert the note into a certain number of equity securities of the Company based upon a formula set forth in such note.
Maturity Date	March 7, 2026

Creditor	William & Brandi Phillips
Amount Outstanding	$30,000.00
Interest Rate and Amortization Schedule	5.26% / Balloon
Description of Collateral	None: Unsecured
Other Material Terms	The Company may elect, at its sole option upon closing of certain financing events and corporate transactions, and subject to the receipt of requisite approvals, to convert the note into a certain number of equity securities of the Company based upon a formula set forth in such note.
Maturity Date	March 11, 2026

Creditor	Arnold Sholder
Amount Outstanding	$20,000.00
Interest Rate and Amortization Schedule	5.26% / Balloon
Description of Collateral	None: Unsecured
Other Material Terms	The Company may elect, at its sole option upon closing of certain financing events and corporate transactions, and subject to the receipt of requisite approvals, to convert the note into a certain number of equity securities of the Company based upon a formula set forth in such note.
Maturity Date	March 13, 2026

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
RoseAnnDale, LLC (Owned by Arnold Sholder)	1,870,500 Class A Common Stock	21.35%
Arnold Sholder	3,120 Class B Common Stock	
Arnold Sholder	47,705 Series A-1 Preferred Stock	
Arnold Sholder	194,102 Series A-2 Preferred Stock	

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements appearing in Exhibit A. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statement due to a number of factors, including those discussed in the section entitled "Risk Factors" above.

Results of Operations

<u>Revenue</u>

Revenue for 2024 was $1,934,497 compared to $1,930,901 for 2023. The 0.2% increase in revenue is primarily due to the continued increase in customers and orders through Amazon and the Company's website partially offset by a decrease in sale to retailers.

<u>Cost of Sales</u>

Cost of sales for 2024 was $1,232,154 compared to $1,148,114 for 2023, an increase of $84,040. Cost of sales as a percentage of revenue increased to 63.7% for 2024 from 59.5% in 2023 due to higher product costs and warehousing and fulfillment costs partially offset by lower shipping costs.

<u>Gross Margin</u>

Gross margin for 2024 was $702,343 compared to $782,788 for 2023, a decrease of $80,445. Gross margin percentage decreased to 36.3% in 2024 from 40.5% in 2023 due to higher product costs and warehousing and fulfillment costs partially offset by lower shipping costs.

<u>Operating Expenses</u>

Operating expenses for 2024 were $1,375,634, compared to $1,567,425 in 2023. The $191,791 decrease is primarily due to lower sales and marketing expenses. The Company is focused on controlling expenses to extend the cash runway and to minimize the net loss to move closer towards profitability.

Liquidity and Capital Resources

As of March 2025, the Company has capital resources available in the form of a line of credit with $50,000 remaining and revenue generated from sales on Amazon.com and the Company's website. As of April 22, 2025, the Company had $162,078 in cash on hand.

Capital Expenditures and Other Obligations

The Company does not intend to make any capital expenditures in the near future.

Trends and Uncertainties

<u>Historical Results and Cash Flows</u>

The Company is currently in the growth and revenue-generating. We are of the opinion historical cash flows will not be indicative of the revenue and cash flows expected for the future because the company has demonstrated a consistent ability to expand its market presence, increase sales, and successfully launch new products. Past cash was primarily generated through sales and equity investments. Our goal is to continue increasing revenue, achieve profitability, and expand market share. Given our rapid growth trajectory and product line expansion, we anticipate our future financial performance to outpace our historical results, driven by our innovative approach to addressing unmet needs in the kidney health supplement market and leveraging our unique position as a first-to-market provider with patented formulations.

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships.

TRANSACTIONS WITH RELATED PARTIES AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related parties. Related parties are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Related Party Transactions

The Company has conducted the following transactions with related parties:

- RoseAnnDale, LLC, owned by Arnold Sholder, Director and shareholder: $175,000 unsecured loan agreement dated March 7, 2019, bearing interest at 2.89% and due September 7, 2029.

- Martin A. Sholder Revocable Trust, owned by Martin A. Sholder, shareholder: $75,000 unsecured loan agreement dated March 7, 2019, bearing interest at 2.89% and due September 7, 2029.

- Advanced MedTech Holdings Pte Ltd., shareholder: Raw Materials Supply Agreement totaling up to $1,000,000. Advanced MedTech Corporate Pte Ltd ("AMTC") will supply the Company's requirements of materials for product manufacturing, and the Company will purchase materials, on a non-exclusive basis from AMTC. The prices charged by AMTC include a 5% markup over the vendors' prices. The agreement term is for a fixed period of 36 months and can be extended for successive 12-month periods. In lieu of cash payments during the first 12 months of the term, at AMTC's option, AMTC may agree to receive payment in kind in the form of Series A Preferred Stock at a price of $0.942257.

- Arnold Sholder, Director and shareholder: $25,000 unsecured loan agreement dated December 26, 2023, bearing interest at 5.26% and due December 26, 2025. The Company may elect, at its sole option upon closing of certain financing events and corporate transactions, and subject to the receipt of requisite approvals, to convert the note into a certain number of equity securities of the Company based upon a formula set forth in such note.

- David Goldfarb & Lisa Saiman, shareholder: $25,000 unsecured loan agreement dated December 26, 2023, bearing interest at 5.26% and due December 26, 2025. The Company may elect, at its sole option upon closing of certain financing events and corporate transactions, and subject to the receipt of requisite approvals, to convert the note into a certain number of equity securities of the Company based upon a formula set forth in such note.

- Arnold Sholder, Director and shareholder: $30,000 unsecured loan agreement dated March 7, 2023, bearing interest at 5.26% and due March 7, 2026. The Company may elect, at its sole option upon closing of certain financing events and corporate transactions, and subject to the receipt of requisite approvals, to convert the note into a certain number of equity securities of the Company based upon a formula set forth in such note.

- William & Brandi Phillips, shareholder: $30,000 unsecured loan agreement dated March 11, 2024, bearing interest at 5.26% and due March 11, 2026. The Company may elect, at its sole option upon closing of certain financing events and corporate transactions, and subject to the receipt of requisite approvals, to convert the note into a certain number of equity securities of the Company based upon a formula set forth in such note.

- Arnold Sholder, Director and shareholder: $20,000 unsecured loan agreement dated March 13, 2025, bearing interest at 5.26% and due March 13, 2026. The Company may elect, at its sole option upon closing of certain financing events and corporate transactions, and subject to the receipt of requisite approvals, to convert the note into a certain number of equity securities of the Company based upon a formula set forth in such note.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Salim Rayes
_____

(Signature)

Name: Salim Rayes
Title: President, CEO & Director
Date: 04/28/2025

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Salim Rayes	/s/Kenneth Romanzi
(Signature)	(Signature)
Name: Salim Rayes	Name: Kenneth Romanzi
Title: President, CEO & Director	Title: Chairman of the Board
Date: 04/28/2025	Date: 04/28/2025

/s/Abel Ang	/s/Arnold Sholder
(Signature)	(Signature)
Name: Abel Ang	Name: Arnold Sholder
Title: Director	Title: Director
Date: 04/28/2025	Date: 04/28/25

EXHIBITS

Exhibit A   2024 and 2023 Financial Statements (unaudited)

Exhibit A
Financial Statements

Moonstone Nutrition, Inc.
Balance Sheets
(Unaudited)

As of December 31,	**2024**	**2023**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 92,239	$ 114,954
Accounts Receivable, net	77,102	78,709
Inventory	303,910	533,237
Prepaids and Other Current Assets	40,679	81,767
Total Current Assets	**513,930**	**808,667**
Intangible Assets	5,000	5,400
Total Assets	**$ 518,930**	**$ 814,067**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 1,155,423	$ 1,069,236
Credit Cards	7,351	17,515
Current Portion of Promissory Notes and Loans	139,448	59,448
Line of Credit	200,000	200,000
Other Current Liabilities	313,042	302,952
Total Current Liabilities	**1,815,265**	**1,649,151**
Promissory Notes and Loans	292,063	284,838
Total Liabilities	**2,107,328**	**1,933,989**
STOCKHOLDERS' EQUITY		
Class A Common Stock	447	447
Class B Common Stock	10	-
Series A Preferred Stock	141	141
Series A-1 Preferred Stock	39	39
Series A-2 Preferred Stock	186	186
Additional Paid in Capital	3,902,756	3,643,883
Retained Earnings/(Accumulated Deficit)	(5,491,976)	(4,764,618)
Total Stockholders' Equity	**(1,588,398)**	**(1,119,922)**
Total Liabilities and Stockholders' Equity	**$ 518,930**	**$ 814,067**

Moonstone Nutrition, Inc.
Statements of Operations
(Unaudited)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net revenue	1,934,497 $	1,930,901
Cost of goods sold	1,232,154	1,148,114
Gross profit	702,343	782,788
Operating expenses		
General and Administrative	766,088	779,231
Sales and Marketing	609,545	788,194
Total operating expenses	1,375,634	1,567,425
Operating Income/(Loss)	(673,290)	(784,637)
Interest Expense	56,905	71,853
Other Loss/(Income)	(2,836)	10,428
Income/(Loss) before provision for income taxes	(727,358)	(866,918)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (727,358)** $	**(866,918)**

Moonstone Nutrition, Inc.
Statements of Changes in Stockholders' Equity
(Unaudited)

(USD $ in Dollars)	Class A Common Stock Shares	Amount	Class B Common Stock Shares	Amount	Series A Preferred Stock Shares	Amount	Series A-1 Preferred Stock Shares	Amount	Series A-2 Preferred Stock Shares	Amount	Additional Paid in Capital	Retained Earnings / (Accumulated Deficit)	Total Shareholders' Equity
Balance - December 31, 2022	**4,473,251**	**$ 447**	**-**	**-**	**1,146,185**	**$ 115**	**394,892**	**$ 39**	**1,856,310**	**$ 186**	**$ 3,393,958**	**$ (3,897,700)**	**$ (502,955)**
Issuance of Stock					260,013	26					244,973		244,999
Share-Based Compensation											4,952		4,952
Net income/loss												(866,918)	(866,918)
Balance - December 31, 2023	**4,473,251**	**447**	**-**	**-**	**1,406,198**	**141**	**394,892**	**39**	**1,856,310**	**186**	**3,643,883**	**(4,764,618)**	**(1,119,922)**
Issuance of Stock			98,559	10							233,880		233,890
Share-Based Compensation											24,993		24,993
Net income/loss												(727,358)	(727,358)
Balance - December 31, 2024	**4,473,251**	**$ 447**	**98,559**	**$ 10**	**1,406,198**	**$ 141**	**394,892**	**$ 39**	**1,856,310**	**$ 186**	**$ 3,902,756**	**$ (5,491,976)**	**$ (1,588,398)**

Moonstone Nutrition, Inc.
Statements of Cash Flows
(Unaudited)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income/(Loss)	$ (727,358)	$ (866,918)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Amortization of intangibles	400	400
Share-Based Compensation	24,993	4,952
Changes in operating assets and liabilities:		
Accounts Receivable, net	1,607	(46,127)
Inventory	229,327	(250,801)
Prepaids and Other Current Assets	41,088	(67,325)
Accounts Payable	86,187	943,762
Credit Cards	(10,164)	10,193
Other Current Liabilities	10,090	(54,849)
Accrued Interest on Promissory Note	7,225	7,225
Net cash provided/(used) by operating activities	**(336,604)**	**(319,487)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Intangible Assets		-
Net cash provided/(used) by investing activities	**-**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock	233,890	244,999
Borrowing on Promissory Note	80,000	50,000
Line of Credit	-	-
Net cash provided/(used) by financing activities	**313,889**	**294,999**
Change in Cash	(22,715)	(24,488)
Cash-beginning of year	114,954	139,442
Cash-end of year	**$ 92,239**	**$ 114,954**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 16,358	$ 15,395
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	$ -	$ -
Issuance of equity in return for accrued payroll and other liabilities	$ -	$ -